Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Announces Distribution Partnership with Ingram Micro Australia

DragonWave’s high-capacity Harmony Enhanced solutions now supplied by Ingram Micro for telecommunications, municipalities, and mining projects

Ottawa, Canada, March 13, 2017 - DragonWave Inc. (TSX:DWI)(NASDAQ:DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, today announced it has signed a new Master Sales and Services Agreement with Ingram Micro Australia. The agreement between the two companies will see Ingram Micro expand its wireless vendor portfolio to the Australian channel with the introduction of DragonWave’s extensive product portfolio. The new partnership complements DragonWave’s Harmony Care commitment to better service existing legacy customers and increases local sales capabilities across the region.

“This new agreement with DragonWave allows us to offer more turnkey network solutions with an unmatched, high-capacity microwave solution” said Felix Wong, Ingram Micro Chief Country Executive ANZ. “We look forward to building our partnership together and offering new, innovative, high-capacity microwave solutions to the channel in Australia”.

The award-winning Harmony Enhanced MC is ideally suited to provide high bandwidth rural connectivity in the most cost effective manner possible. It’s dual channel capabilities and integrated compression enables the delivery of 4 to 8 Gbps in a single radio, providing fiber-equivalent capacities for rural backhaul without having to install expensive fiber connections.

“Our partnership with Ingram Micro Australia further expands our sales and support capabilities across Australia. Ingram Micro will help launch our new Harmony Enhanced MC product line into very important channel markets where wireless networks are playing an ever-increasing role to augment ongoing National Broadband Network fiber builds,” said Peter Allen, DragonWave President and CEO.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave’s products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

About Ingram Micro

Ingram Micro is the world’s largest wholesale technology distributor and a global leader in IT supply-chain and mobile device lifecycle services. As a vital link in the technology value chain, Ingram Micro delivers expertise in technology solutions, mobility, cloud services, and supply chain solutions, enabling its business partners to operate efficiently and successfully in the markets they serve. The company is the only global broad-based IT distributor, serving approximately 170 countries on six continents with the world’s most comprehensive portfolio of IT products and services. Ingram Micro helps businesses Realize the Promise of Technology™. For more information, please visit au.ingrammicro.com

Forward-Looking Statements

This document includes forward-looking statements, including forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, but are not limited to the anticipated date on which the post-Consolidation Common Shares will begin trading on NASDAQ and the TSX, and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” ““estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions relating to matters that are not historical facts are forward-looking statements. Although DragonWave believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential trading of the post-Consolidation Common Shares on NASDAQ or the TSX will be delayed and other risks disclosed in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact:	Investor Contact:
Nadine Kittle	Patrick Houston
Marketing Communications	CFO
DragonWave Inc.	DragonWave Inc.
nkittle@dragonwaveinc.com	Investor@dragonwaveinc.com
Tel: 613-599-9991 ext. 2262	Tel: 613-599-9991